TransAlta Corporation unlocks value through $1.78 Billion transaction with TransAlta Renewables

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION TO THE UNITED STATES

CALGARY, Alberta (March 23, 2015) – TransAlta Corporation (“TransAlta”) (TSX: TA; NYSE: TAC) has entered into an investment agreement with TransAlta Renewables Inc. (“TransAlta Renewables”) (TSX: RNW) pursuant to which TransAlta Renewables has agreed to invest in TransAlta’s Australian power generation and gas pipeline portfolio (the “Portfolio”) and fund the remaining project costs for the South Hedland gas-fired project for a combined value of approximately $1.78 billion (the “Transaction”). The Portfolio consists of 575 MW of power generation from six operating assets and the South Hedland project currently under construction, as well as the recently commissioned 270 km gas pipeline. TransAlta Renewables’ investment will consist of the acquisition of securities which track the cash flows of the Portfolio.

“TransAlta created TransAlta Renewables in 2013 to unlock the underlying value in our contracted assets and to fund our growth” said Dawn Farrell, President and CEO. “This transaction highlights the value of our Australian investment strategy, finances the South Hedland plant, generates cash to strengthen our balance sheet and provides greater financial flexibility. The transaction significantly benefits both companies as TransAlta remains the majority shareholder and sponsor of TransAlta Renewables.”

Transaction delivers significant benefits to TransAlta:

  Unlocks the value of TransAlta’s highly contracted Australian investments
  As the majority shareholder of TransAlta Renewables, TransAlta benefits from the anticipated cash flow per share accretion at TransAlta Renewables as a result of this Transaction
  Provides an efficient source of funding for the South Hedland project which is currently under construction with commercial operations and incremental cash flows scheduled to begin in mid-2017
  The $220 million of cash proceeds received in the Transaction will be used to reduce indebtedness and strengthen TransAlta’s balance sheet, providing greater financial flexibility for future growth opportunities
  TransAlta will continue to manage and operate the Portfolio
  Creates a stronger sponsored vehicle, positioning TransAlta and TransAlta Renewables for future growth

TransAlta will receive, on closing, assuming the full exercise of the over-allotment option, approximately $220 million in cash, and approximately $1.1 billion of common and class B shares in TransAlta Renewables. The class B shares will provide voting rights equivalent to the common shares, will be non-dividend paying and will convert into common shares once the South Hedland project is fully completed and commissioned. The number of common shares which TransAlta will receive on the conversion of the class B shares will be adjusted to reflect the actual amount funded by TransAlta Renewables for the construction and commissioning of the South Hedland project relative to the budgeted costs., TransAlta Renewables will fund these costs, estimated at approximately $490 million, through a combination of internally generated cash flow and borrowings under a credit facility. TransAlta will own approximately 77% of TransAlta Renewables upon closing of the Transaction.

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To fund the cash component of the Transaction, TransAlta Renewables has entered into a bought deal agreement with a group of underwriters for the offering (the “Offering”), $200 million of subscription receipts plus a 15% over-allotment option, with each subscription receipt being exchangeable into a TransAlta Renewables common share upon closing of the Transaction.

Closing of the Transaction is expected to occur in May 2015 and will be subject to the receipt of customary regulatory approvals and approval by TransAlta Renewables’ shareholders (excluding TransAlta).

Forward-Looking Statements

This news release contains forward looking statements within the meaning of applicable securities laws, including statements regarding the business and anticipated financial performance of TransAlta. All forward looking statements are based on TransAlta’s beliefs and assumptions based on information available at the time the assumptions were made, management’s experience and perception of historical trends, current conditions and expected future developments, and other factors deemed appropriate in the circumstances. These statements are not guarantees of TransAlta’s future performance and are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward looking statements. In particular, this news release contains forward looking statements pertaining to, among other things: the completion, size, and timing of the Transaction and Offering; the composition of the shareholdings of TransAlta Renewables upon completion of the Transaction; expectations and plans for future growth; the completion and commissioning of the South Hedland power station and the anticipated costs thereof; the proceeds received by TransAlta in consideration for the Transaction, including that proceeds will be used to reduce indebtedness and strengthen TransAlta’s balance sheet; the share accretion at TransAlta Renewables as a result of this Transaction; that the Transaction will provide greater financial flexibility for future growth opportunities for TransAlta; that TransAlta will continue to manage and operate the Portfolio; and that the Transaction results in the creation of a stronger sponsored vehicle, and positions TransAlta and TransAlta Renewables for future growth. These forward-looking statements are subject to risks and uncertainties pertaining to the Transaction and Offering, including risks associated with the receipt of regulatory and shareholder approvals, the timing and cost of the construction and commissioning of the South Hedland project, weather, economic and competitive conditions, changes in tax law and tax rate increases, exchange rates, interest rates, and other risk factors contained in TransAlta's annual information form. Furthermore, unless otherwise stated, the forward-looking statements contained in this news release are made as of the date of this news release, and TransAlta has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable securities regulations. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

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About TransAlta Corporation

TransAlta is a power generation and wholesale marketing company focused on creating long-term shareholder value. TransAlta maintains a low-to-moderate risk profile by operating a highly contracted portfolio of assets in Canada, the United States and Australia. TransAlta’s focus is to efficiently operate wind, hydro, natural gas and coal facilities in order to provide customers with a reliable, low-cost source of power. For over 100 years,TransAlta has been a responsible operator and a proud contributor to the communities in which it works and lives. TransAlta has been selected by Sustainalytics as one of Canada’s Top 50 Socially Responsible Companies since 2009 and is recognized globally for its leadership on sustainability and corporate responsibility standards by FTSE4Good.

For more information:

Investor inquiries:	Media inquiries:
Brent Ward	Leanne Yohemas
Director, Corporate Finance and Investor Relations	Senior Advisor, External Communications
Phone: 1-800-387-3598 in Canada and U.S.	Cell: 587-437-3660
Email: investor_relations@transalta.com	Toll-free media number: 1-855-255-9184
Alternate local number: 403-267-2540
Jacqueline O’Driscoll	ta_media_relations@transalta.com
Manager, Investor Relations
Phone: 1-800-387-3598 in Canada and U.S.
Email: investor_relations@transalta.com

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